Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Second Fiscal Quarter Ended August 31, 2024

and Issues Notice of Annual General Meeting

(Beijing–October 24, 2024)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a smart learning solutions provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2025 ended August 31, 2024 and issued notice of Annual General Meeting.

Highlights for the Second Quarter of Fiscal Year 2025

-	Net revenues were US$619.4 million, compared to net revenues of US$411.9 million in the same period of the prior year.

-	Income from operations was US$47.6 million, compared to income from operations of US$31.8 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$64.5 million, compared to non-GAAP income from operations of US$52.7 million in the same period of the prior year.

-	Net income attributable to TAL was US$57.4 million, compared to net income attributable to TAL of US$37.9 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$74.3 million, compared to non-GAAP net income attributable to TAL of US$58.8 million in the same period of the prior year.

-	Basic and diluted net income per American Depositary Share (“ADS”) were both US$0.09. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.12. Three ADSs represent one Class A common share.

-	Cash, cash equivalents and short-term investments totaled US$3,454.3 million as of August 31, 2024, compared to US$3,303.3 million as of February 29, 2024.

Highlights for the Six Months Ended August 31, 2024

-	Net revenues were US$1,033.5 million, compared to net revenues of US$687.4 million in the same period of the prior year.

-	Income from operations was US$30.3 million, compared to loss from operations of US$26.0 million in the same period of the prior year.

-	Non-GAAP income from operations, which excluded share-based compensation expenses, was US$65.4 million, compared to non-GAAP income from operations of US$20.4 million in the same period of the prior year.

-	Net income attributable to TAL was US$68.8 million, compared to net loss attributable to TAL of US$7.1 million in the same period of the prior year.

-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$103.9 million, compared to non-GAAP net income attributable to TAL of US$39.3 million in the same period of the prior year.

-	Basic and diluted net income per ADS were both US$0.11. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.17.

Financial Data——Second Quarter and First Six Months of Fiscal Year 2025

(In US$ thousands, except per ADS data and percentages)

	Three Months Ended
	August 31,
	2023	2024	Pct. Change
Net revenues	411,931	619,361	50.4%
Income from operations	31,790	47,622	49.8%
Non-GAAP income from operations	52,673	64,520	22.5%
Net income attributable to TAL	37,902	57,431	51.5%
Non-GAAP net income attributable to TAL	58,785	74,329	26.4%
Net income per ADS attributable to TAL – basic	0.06	0.09	50.6%
Net income per ADS attributable to TAL – diluted	0.06	0.09	50.7%
Non-GAAP net income per ADS attributable to TAL – basic	0.10	0.12	25.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.10	0.12	25.8%

	Six Months Ended
	August 31,
	2023	2024	Pct. Change
Net revenues	687,371	1,033,548	50.4%
(Loss)/Income from operations	(25,983)	30,292	(216.6)%
Non-GAAP income from operations	20,413	65,396	220.4%
Net (loss)/income attributable to TAL	(7,135)	68,833	(1,064.7)%
Non-GAAP net income attributable to TAL	39,261	103,937	164.7%
Net (loss)/income per ADS attributable to TAL – basic	(0.01)	0.11	(1,085.2)%
Net (loss)/income per ADS attributable to TAL – diluted	(0.01)	0.11	(1,068.4)%
Non-GAAP net income per ADS attributable to TAL – basic	0.06	0.17	170.3%
Non-GAAP net income per ADS attributable to TAL – diluted	0.06	0.17	169.9%

"In this quarter we achieved year-on-year revenue growth of 50.4%. AI learning device was one of the faster growing business lines. We are excited about the opportunity to provide for our customers more accessibility to quality learning contents through these AI-power devices," said Alex Peng, TAL’s President & Chief Financial Officer.

Mr. Peng added: "As for learning services, we will prudently manage our learning center network, balancing operating efficiency and growth rate. Our primary objective for learning service is to offer quality learning experience to our learners both online and offline."

Financial Results for the Second Quarter of Fiscal Year 2025

Net Revenues

In the second quarter of fiscal year 2025, TAL reported net revenues of US$619.4 million, representing a 50.4% increase from US$411.9 million in the second quarter of fiscal year 2024.

Operating Costs and Expenses

In the second quarter of fiscal year 2025, operating costs and expenses were US$572.0 million, representing a 49.5% increase from US$382.8 million in the second quarter of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$555.1 million, representing a 53.4% increase from US$361.9 million in the second quarter of fiscal year 2024.

Cost of revenues increased by 59.8% to US$270.6 million from US$169.4 million in the second quarter of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 60.7% to US$268.8 million, from US$167.3 million in the second quarter of fiscal year 2024.

Selling and marketing expenses increased by 56.4% to US$181.9 million from US$116.3 million in the second quarter of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 61.6% to US$177.9 million, from US$110.1 million in the second quarter of fiscal year 2024.

General and administrative expenses increased by 23.1% to US$119.5 million from US$97.1 million in the second quarter of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 28.3% to US$108.3 million, from US$84.4 million in the second quarter of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 19.1% to US$16.9 million in the second quarter of fiscal year 2025 from US$20.9 million in the same period of fiscal year 2024.

Gross Profit

Gross profit increased by 43.8% to US$348.7 million from US$242.5 million in the second quarter of fiscal year 2024.

Income/(Loss) from Operations

Income from operations was US$47.6 million in the second quarter of fiscal year 2025, compared to income from operations of US$31.8 million in the second quarter of fiscal year 2024. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$64.5 million, compared to Non-GAAP income from operations of US$52.7 million in the same period of the prior year.

Other Income/(Expense)

Other income was US$20.5 million for the second quarter of fiscal year 2025, compared to other income of US$5.0 million in the second quarter of fiscal year 2024.

Impairment Loss on Long-term Investments

Impairment loss on Long-term investment was US$4.9 million for the second quarter of fiscal year 2025, compared to US$30.8 million for the same period of fiscal year 2024.

Income Tax Benefit/(Expense)

Income tax expense was US$25.6 million in the second quarter of fiscal year 2025, compared to US$10.0 million of income tax benefit in the second quarter of fiscal year 2024.

Net Income/(Loss) attributable to TAL Education Group

Net income attributable to TAL was US$57.4 million in the second quarter of fiscal year 2025, compared to net income attributable to TAL of US$37.9 million in the second quarter of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$74.3 million, compared to Non-GAAP net income attributable to TAL of US$58.8 million in the second quarter of fiscal year 2024.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net income per ADS were both US$0.09 in the second quarter of fiscal year 2025. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.12 in the second quarter of fiscal year 2025.

Cash Flow

Net cash used in operating activities for the second quarter of fiscal year 2025 was US$0.6 million.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2024, the Company had US$2,085.9 million of cash and cash equivalents and US$1,368.4 million of short-term investments, compared to US$2,208.7 million of cash and cash equivalents and US$1,094.6 million of short-term investments as of February 29, 2024.

Deferred Revenue

As of August 31, 2024, the Company’s deferred revenue balance was US$517.6 million, compared to US$428.3 million as of February 29, 2024.

Financial Results for the First Six Months of Fiscal Year 2025

Net Revenues

For the first six months of fiscal year 2025, TAL reported net revenues of US$1,033.5 million, representing a 50.4% increase from US$687.4 million in the first six months of fiscal year 2024.

Operating Costs and Expenses

In the first six months of fiscal year 2025, operating costs and expenses were US$1,004.1 million, representing a 38.5% increase from US$724.8 million in the first six months of fiscal year 2024. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$969.0 million, representing a 42.8% increase from US$678.5 million in the first six months of fiscal year 2024.

Cost of revenues increased by 52.4% to US$470.6 million from US$308.9 million in the first six months of fiscal year 2024. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 53.2% to US$466.5 million from US$304.4 million in the first six months of fiscal year 2024.

Selling and marketing expenses increased by 42.3% to US$304.3 million from US$213.9 million in the first six months of fiscal year 2024. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 47.7% to US$296.0 million from US$200.4 million in the first six months of fiscal year 2024.

General and administrative expenses increased by 13.4% to US$229.2 million from US$202.0 million in the first six months of fiscal year 2024. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 18.9% to US$206.6 million from US$173.7 million in the first six months of fiscal year 2024.

Total share-based compensation expenses allocated to the related operating costs and expenses decreased by 24.3% to US$35.1 million in the first six months of fiscal year 2025 from US$46.4 million in the same period of fiscal year 2024.

Gross Profit

Gross profit increased by 48.7% to US$562.9 million from US$378.5 million in the first six months of fiscal year 2024.

Income/(Loss) from Operations

Income from operations was US$30.3 million in the first six months of fiscal year 2025, compared to loss from operations of US$26.0 million in the same period of the prior year. Non-GAAP income from operations, which excluded share-based compensation expenses, was US$65.4 million, compared to US$20.4 million Non-GAAP income from operations in the same period of the prior year.

Other Income/(Expense)

Other income was US$33.6 million for the first six months of fiscal year 2025, compared to other expense of US$1.8 million in the same period of the prior year.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was US$8.7 million for the first six months of fiscal year 2025, compared to US$30.8 million for the first six months of fiscal year 2024.

Income Tax Benefit/(Expense)

Income tax expense was US$27.9 million in the first six months of fiscal year 2025, compared to US$6.5 million of income tax benefit in the first six months of fiscal year 2024.

Net Income/(Loss) Attributable to TAL Education Group

Net income attributable to TAL was US$68.8 million in the first six months of fiscal year 2025, compared to net loss attributable to TAL of US$7.1 million in the first six months of fiscal year 2024. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$103.9 million, compared to US$39.3 million Non-GAAP income attributable to TAL in the same period of the prior year.

Cash Flow

Net cash provided by operating activities for the first six months of fiscal year 2025 was US$246.2 million.

Basic and Diluted Net Income/(Loss) per ADS

Basic and diluted net income per ADS were both US$0.11 in the first six months of fiscal year 2025. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were both US$0.17 in the first six months of fiscal year 2025.

Share Repurchase

In April 2024, the Company’s board of directors authorized to extend its share repurchase program launched in April 2021 by 12 months. Pursuant to the extended share repurchase program, the Company may repurchase up to approximately US$503.8 million of its common shares through April 30, 2025. As of August 31, 2024, the Company has repurchased 499,933 common shares at an aggregate consideration of approximately US$13.1 million under the share repurchase program.

TAL to Hold Annual General Meeting on November 15, 2024

The Company announced that it will hold its annual general meeting of shareholders (the “AGM”) at TAL Building No.1, Courtyard No. 9, Qixin Middle Street, Changping District, Beijing, China, on November 15, 2024 at 3:00PM (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss Company’s affairs with management.

The board of directors of the Company has fixed the close of business on November 4, 2024 (Eastern Standard Time) as the record date (the “Record Date”). Holders of record of the Company’s common shares at the close of business on the Record Date are entitled to notice of the AGM and any adjournment or postponement thereof. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

The notice of the AGM is available on the Investor Relations section of the Company’s website at https://ir.100tal.com/. The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended February 29, 2024, with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s Annual Report can be accessed on the Investor Relations section of its website at https://ir.100tal.com, as well as on the SEC’s website at http://www.sec.gov.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2025 ended August 31, 2024 at 8:00 a.m. Eastern Time on October 24, 2024 (8:00 p.m. Beijing time on October 24, 2024).

Please note that you will need to pre-register for conference call participation at https://register.vevent.com/register/BIb77ca114970c4bd1bfe7d1770af84eac.

Upon registration, you will receive an email containing participant dial-in numbers and unique Direct Event Passcode. This information will allow you to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL's website at https://ir.100tal.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, TAL Education Group’s strategic and operational plans contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to provide competitive learning services and products; the Company’s ability to continue to recruit, train and retain talents; the Company’s ability to improve the content of current course offerings and develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a smart learning solutions provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive learning solutions to students from all ages through diversified class formats. Our learning solutions mainly cover enrichment learnings programs and some academic subjects in and out of China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Jackson Ding

Investor Relations

TAL Education Group

Tel: +86 10 5292 6669-8809

Email: ir@tal.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As of February 29, 2024	As of August 31, 2024
ASSETS

Current assets
Cash and cash equivalents	$2,208,756	$2,085,891
Restricted cash-current	167,656	251,072
Short-term investments	1,094,593	1,368,446
Inventory	68,328	82,372
Amounts due from related parties-current	343	394
Prepaid expenses and other current assets	159,498	167,538
Total current assets	3,699,174	3,955,713
Restricted cash-non-current	81,064	43,991
Property and equipment, net	405,319	463,595
Deferred tax assets	4,620	4,061
Rental deposits	16,947	20,406
Intangible assets, net	1,988	1,848
Land use rights, net	189,049	189,763
Amounts due from related parties-non-current	59	60
Long-term investments	284,266	299,330
Long-term prepayments and other non-current assets	14,359	25,585
Operating lease right-of-use assets	231,104	336,573
Total assets	$4,927,949	$5,340,925

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$127,321	$167,317
Deferred revenue-current	400,286	485,391
Amounts due to related parties-current	96	111
Accrued expenses and other current liabilities	491,911	555,292
Short-term debt	-	6,347
Operating lease liabilities, current portion	62,604	79,584
Total current liabilities	1,082,218	1,294,042
Deferred revenue-non-current	27,993	32,171
Deferred tax liabilities	2,360	3,662
Operating lease liabilities, non-current portion	176,614	262,357
Total liabilities	1,289,185	1,592,232

Equity
Class A common shares	152	153
Class B common shares	49	49
Additional paid-in capital	4,256,957	4,264,582
Statutory reserve	165,138	164,490
Accumulated deficit	(694,270)	(624,789)
Accumulated other comprehensive loss	(65,928)	(46,630)
Total TAL Education Group's equity	3,662,098	3,757,855
Noncontrolling interests	(23,334)	(9,162)
Total equity	3,638,764	3,748,693
Total liabilities and equity	$4,927,949	$5,340,925

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2023	2024	2023	2024
Net revenues	$411,931	$619,361	$687,371	$1,033,548
Cost of revenues (note 1)	169,382	270,632	308,895	470,640
Gross profit	242,549	348,729	378,476	562,908
Operating expenses (note 1)
Selling and marketing	116,268	181,900	213,925	304,328
General and administrative	97,106	119,499	202,029	229,181
Total operating expenses	213,374	301,399	415,954	533,509
Government subsidies	2,615	292	11,495	893
Income/(loss) from operations	31,790	47,622	(25,983)	30,292
Interest income, net	20,976	20,397	43,957	42,919
Other income/(expense)	5,032	20,466	(1,813)	33,617
Impairment loss on long-term investments	(30,761)	(4,925)	(30,761)	(8,692)
Income/(loss) before income tax benefit/(expense) and income/(loss) from equity method investments	27,037	83,560	(14,600)	98,136
Income tax benefit/(expense)	10,018	(25,635)	6,499	(27,930)
Income/(loss) from equity method investments	779	(587)	708	(1,572)
Net income/(loss)	37,834	57,338	(7,393)	68,634
Add: Net loss attributable to noncontrolling interests	68	93	258	199
Total net income/(loss) attributable to TAL Education Group	$37,902	$57,431	$(7,135)	$68,833
Net income/(loss) per common share
Basic	$0.19	$0.28	$(0.03)	$0.34
Diluted	0.19	0.28	(0.03)	0.34
Net income/(loss) per ADS (note 2)
Basic	$0.06	$0.09	$(0.01)	$0.11
Diluted	0.06	0.09	(0.01)	0.11
Weighted average shares used in calculating net income/(loss) per common share
Basic	200,565,383	201,768,916	205,942,678	201,668,024
Diluted	203,859,192	204,949,839	205,942,678	205,166,141

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months Ended		For the Six Months Ended
	August 31,		August 31,
	2023	2024	2023	2024
Cost of revenues	$2,081	$1,793	$4,490	$4,155
Selling and marketing expenses	6,134	3,953	13,562	8,328
General and administrative expenses	12,668	11,152	28,344	22,621
Total	$20,883	$16,898	$46,396	$35,104

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Comprehensive income/(loss)

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2023	2024	2023	2024
Net income/(loss)	$37,834	$57,338	$(7,393)	$68,634
Other comprehensive (loss)/income, net of tax	(20,782)	24,744	(44,595)	17,164
Comprehensive income/(loss)	17,052	82,082	(51,988)	85,798
Add: Comprehensive (income)/loss attributable to noncontrolling interests	(452)	2,378	(913)	2,333
Comprehensive income/(loss) attributable to TAL Education Group	$16,600	$84,460	$(52,901)	$88,131

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

Cash flows

(In thousands of U.S. dollars)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2023	2024	2023	2024
Net cash (used in)/provided by operating activities	$(42,721)	$(576)	$82,795	$246,217
Net cash provided by/(used in) investing activities	181,887	(193,669)	342,802	(318,304)
Net cash used in financing activities	(82,271)	(6,799)	(233,508)	(6,794)
Effect of exchange rate changes	(5,406)	3,576	(9,916)	2,359
Net increase/(decrease) in cash, cash equivalents and restricted cash	51,489	(197,468)	182,173	(76,522)
Cash, cash equivalents and restricted cash at the beginning of period	$2,425,591	$2,578,422	$2,294,907	$2,457,476
Cash, cash equivalents and restricted cash at the end of period	$2,477,080	$2,380,954	$2,477,080	$2,380,954

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2023	2024	2023	2024
Cost of revenues	$169,382	$270,632	$308,895	$470,640
Share-based compensation expense in cost of revenues	2,081	1,793	4,490	4,155
Non-GAAP cost of revenues	167,301	268,839	304,405	466,485

Selling and marketing expenses	116,268	181,900	213,925	304,328
Share-based compensation expense in selling and marketing expenses	6,134	3,953	13,562	8,328
Non-GAAP selling and marketing expenses	110,134	177,947	200,363	296,000

General and administrative expenses	97,106	119,499	202,029	229,181
Share-based compensation expense in general and administrative expenses	12,668	11,152	28,344	22,621
Non-GAAP general and administrative expenses	84,438	108,347	173,685	206,560

Operating costs and expenses	382,756	572,031	724,849	1,004,149
Share-based compensation expense in operating costs and expenses	20,883	16,898	46,396	35,104
Non-GAAP operating costs and expenses	361,873	555,133	678,453	969,045

Income/(loss) from operations	31,790	47,622	(25,983)	30,292
Share based compensation expenses	20,883	16,898	46,396	35,104
Non-GAAP income from operations (note 3)	52,673	64,520	20,413	65,396

Net income/(loss) attributable to TAL Education Group	37,902	57,431	(7,135)	68,833
Share based compensation expenses	20,883	16,898	46,396	35,104
Non-GAAP net income attributable to TAL Education Group (note 3)	$58,785	$74,329	$39,261	$103,937

Net income/(loss) per ADS
Basic	$0.06	$0.09	$(0.01)	$0.11
Diluted	0.06	0.09	(0.01)	0.11

Non-GAAP Net income per ADS
Basic	$0.10	$0.12	$0.06	$0.17
Diluted	0.10	0.12	0.06	0.17
ADSs used in calculating net income/(loss) per ADS
Basic	601,696,149	605,306,748	617,828,034	605,004,072
Diluted	611,577,576	614,849,517	617,828,034	615,498,423
ADSs used in calculating Non-GAAP net income per ADS
Basic	601,696,149	605,306,748	617,828,034	605,004,072
Diluted	611,577,576	614,849,517	627,500,331	615,498,423

Note 3: The tax effect of share-based compensation expenses was immaterial in the second quarter and in the first six months of fiscal year 2025.